

September 28, 2021

Rahul Kushwah
Chief Operating Officer
Predictmedix Inc.
77 King Street W.
Suite 3000
Toronto, ON M5K 1G8

   Re: Predictmedix Inc.
    Amendment No. 1 to Registration Statement on Form 20FR12G
    Filed August 9, 2021
    File No. 000-56295

Dear Dr. Kushwah:

  We issued comments to you on the above captioned filing on August 20, 2021. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 12, 2021.

  If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

  You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

           Sincerely,

           Division of Corporation Finance
           Office of Technology

cc: Jonathan Gardner